

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Wayde McMillan
Chief Financial Officer
Solventum Corporation
3M Center, Building 275-6W
2510 Conway Avenue East
Maplewood, Minnesota 55144

     Re: Solventum Corporation
          Registration Statement on Form S-4
          Filed November 15, 2024
          File No. 333-283264

Dear Wayde McMillan:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Conlon Danberg at 202-551-4466 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Helena K. Grannis, Esq.